Exhibit 12

THE PREMCOR REFINING GROUP INC. AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	For the year ended December 31,
	1998	1999	2000	2001	2002
Earnings Available for Fixed Charges
Pretax earnings (loss) from continuing operations before minority interest	$(48.9)	$(64.6)	$82.2	$244.7	$(189.4)
Fixed charges	65.6	110.9	145.3	154.1	116.0
Amortization of capitalized interest	0.1	0.2	0.8	3.4	3.1
Capitalized interest	(3.0)	(22.8)	(62.1)	(5.3)	(6.7)
Other(1)	0.5	—	(0.2)	—	—

	$14.3	$23.7	$166.0	$396.9	$(77.0)

Fixed Charges
Interest expense	$61.4	$89.2	$129.9	$129.8	$92.2
Financing costs	2.4	17.5	12.1	15.4	13.3
Interest factor attributable to rent expense	1.8	4.2	3.3	8.9	10.5

	$65.6	$110.9	$145.3	$154.1	$116.0

Ratio of Earnings to Fixed Charges(2)	n/a	n/a	1.14	2.58	n/a

(1)	Represents adjustments to reflect only distributed earnings of investments accounted for under the equity method.

(2)	Earnings were insufficient to cover fixed charges by $51.3 million, $87.2 million, and $193.0 million for the years ended December 31, 1998, 1999, and 2002, respectively.